UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 1

Under the Securities Exchange Act of 1934*

Park Hotels & Resorts Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

700517105

(CUSIP Number)

Wang Chenghua

HNA Tourism Group Co., Ltd.

HNA Building

No. 7 Guoxing Road

Haikou, 570203

People’s Republic of China

+86 898 6673 9983

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Holt Goddard

White & Case LLP

1221 Ave of the Americas

New York, NY USA

December 27, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 700517105

1.	Names of reporting persons HNA Group Co., Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 53,651,453
	9.	Sole dispositive power 0
	10.	Shared dispositive power 53,651,453
11.	Aggregate amount beneficially owned by each reporting person 53,651,453
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 25.0% (1)
14.	Type of reporting person (see instructions) CO

(1)	Based on 214,851,098 shares of Common Stock outstanding as of October 27, 2017, as reported by the Issuer in its Form 10-Q for the three months ended September 30, 2017.

SCHEDULE 13D

CUSIP No. 700517105

1.	Names of reporting persons HNA Tourism Group Co., Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC, AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 53,651,453
	9.	Sole dispositive power 0
	10.	Shared dispositive power 53,651,453
11.	Aggregate amount beneficially owned by each reporting person 53,651,453
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 25.0% (1)
14.	Type of reporting person (see instructions) CO

(1)	Based on 214,851,098 shares of Common Stock outstanding as of October 27, 2017, as reported by the Issuer in its Form 10-Q for the three months ended September 30, 2017.

SCHEDULE 13D

CUSIP No. 700517105

1.	Names of reporting persons HNA Tourism (HK) Group Co., Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Hong Kong Special Administrative Region
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 53,651,453
	9.	Sole dispositive power 0
	10.	Shared dispositive power 53,651,453
11.	Aggregate amount beneficially owned by each reporting person 53,651,453
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 25.0% (1)
14.	Type of reporting person (see instructions) CO

(1)	Based on 214,851,098 shares of Common Stock outstanding as of October 27, 2017, as reported by the Issuer in its Form 10-Q for the three months ended September 30, 2017.

SCHEDULE 13D

CUSIP No. 700517105

1.	Names of reporting persons HNA HLT Holdco III Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Hong Kong Special Administrative Region
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 53,651,453
	9.	Sole dispositive power 0
	10.	Shared dispositive power 53,651,453
11.	Aggregate amount beneficially owned by each reporting person 53,651,453
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 25.0% (1)
14.	Type of reporting person (see instructions) CO

(1)	Based on 214,851,098 shares of Common Stock outstanding as of October 27, 2017, as reported by the Issuer in its Form 10-Q for the three months ended September 30, 2017.

SCHEDULE 13D

CUSIP No. 700517105

1.	Names of reporting persons HNA HLT Holdco II LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 53,651,453
	9.	Sole dispositive power 0
	10.	Shared dispositive power 53,651,453
11.	Aggregate amount beneficially owned by each reporting person 53,651,453
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 25.0% (1)
14.	Type of reporting person (see instructions) OO

(1)	Based on 214,851,098 shares of Common Stock outstanding as of October 27, 2017, as reported by the Issuer in its Form 10-Q for the three months ended September 30, 2017.

SCHEDULE 13D

CUSIP No. 700517105

1.	Names of reporting persons HNA HLT Holdco I LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) BK, AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 53,651,453
	9.	Sole dispositive power 0
	10.	Shared dispositive power 53,651,453
11.	Aggregate amount beneficially owned by each reporting person 53,651,453
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 25.0% (1)
14.	Type of reporting person (see instructions) OO

(1)	Based on 214,851,098 shares of Common Stock outstanding as of October 27, 2017, as reported by the Issuer in its Form 10-Q for the three months ended September 30, 2017.

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 1 to Schedule 13D (“Amendment No.1”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on March 15, 2017 (the “Original Schedule 13D”) by the Reporting Persons (as defined below) relating to shares of common stock, par value $0.01 per share (“Common Stock”), of Park Hotels & Resorts Inc., a Delaware corporation (the “Issuer”). The Reporting Persons include: (i) HNA Group Co., Ltd. (“HNA Group”), (ii) HNA Tourism Group Co., Ltd. (“HNA Tourism”), (iii) HNA Tourism (HK) Group Co., Ltd. (“HNA Tourism HK”), (iv) HNA HLT Holdco III Limited (“SPV III”), (v) HNA HLT Holdco II LLC (“SPV II”), and (vi) HNA HLT Holdco I LLC (“SPV I”, and together with SPV III and SPV II, the “SPVs”). Except as otherwise specified in Amendment No.1, all items in the Original Schedule 13D are unchanged. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule 13D is hereby amended by adding thereto and incorporating therein by reference the information set forth in Item 6 below.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Original Schedule 13D is hereby amended by adding thereto the information set forth below.

HNA HLT Holdco IV LLC, a Delaware limited liability company and an affiliate of HNA Tourism (the “Borrower”), SPV I (the “Pledgor”) and SPV II entered into an Amended and Restated Margin Loan Agreement, dated as of December 22, 2017 (as amended from time to time, the “A/R Loan Agreement”) with the lenders party thereto (each, a “Lender” and collectively, the “Lenders”) and JPMorgan Chase Bank, N.A., London Branch, as administrative agent and calculation agent (the “Administrative Agent”). The A/R Loan Agreement fully amends and restates the Loan Agreement referred to in the Original Schedule 13D. The A/R Loan Agreement increases the maximum borrowing from $3,000,000,000 to $3,500,000,000. The Borrower closed on the borrowing of the additional $500,000,000 on December 27, 2017.

The description of the A/R Loan Agreement contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to that agreement, which is attached hereto as an exhibit and incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A	Joint Filing Agreement, dated as of March 24, 2017, by and among the Reporting Persons (incorporated by reference to Exhibit A to the Original Schedule 13D)

Exhibit B	A/R Loan Agreement (filed herewith)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 29, 2017

HNA Group Co., Ltd.

By:	/s/ TAN Xiangdong
Name:	TAN Xiangdong
Title:	Chief Executive Officer

HNA Tourism Group Co., Ltd.

By:	/s/ ZHANG Ling
Name:	ZHANG Ling
Title:	Chairman of the Board of Directors

HNA Tourism (HK) Group Co., Ltd.

By:	/s/ GUO Yajun
Name:	GUO Yajun
Title:	Director

HNA HLT Holdco III Limited

By:	/s/ WANG Xun
Name:	WANG Xun
Title:	Director

HNA HLT Holdco II LLC

By:	/s/ WANG Xun
Name:	WANG Xun
Title:	Manager

HNA HLT Holdco I LLC

By:	/s/ WANG Xun
Name:	WANG Xun
Title:	Manager